# QUAD SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2015**

**ASSETS**

| | | |
|---|---|---|
| **Cash** | $ | 422,105 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accrued liabilities | | 28,824 |
| **Member's equity** | | 393,281 |
| | $ | 422,105 |

The accompanying notes are an integral part of these financial statements.